UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-38876

ATIF Holdings Limited

(Translation of registrant’s name into English)

420 Goddard

Irvine, CA

308-888-8888

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Entry into a Material Agreement

On July 30, 2026, ATIF Holdings Limited (the “Company”) entered into an acquisition agreement (the “Acquisition Agreement”) with GoldCoin Labs Limited, a British Virgin Islands business Company (“GoldCoin”) and the sole shareholder of GoldCoin (the “Shareholder”), pursuant to which the Company agreed to acquire all equity interests of GoldCoin from the Shareholder (the “Acquisition”). Upon consummation of the Acquisition (the “Closing”), GoldCoin will become a wholly owned subsidiary of the Company, and the Shareholder will become a shareholder of the Company.

Consideration

As consideration, the Company agreed to issue 2,815,005 ordinary shares, par value $0.001 per share (the “Ordinary Shares”) to the Shareholder, which equal to the quotient of $20,000,000 divided by the average of the daily volume-weighted average trading prices of Ordinary Shares for the consecutive five (5) trading days immediately prior to and including the trading day immediately preceding the date of the Acquisition Agreement (the “Consideration”).

The Consideration will be issued in a transaction exempt from the registration requirements in reliance upon Regulation S promulgated under the Securities Act.

Fairness Opinion

In connection with its approval of the Acquisition Agreement and the Acquisition, the Company’s board of directors (the “Board”) obtained an independent fairness opinion from Pinetree Advisory and Valuation Limited, which concluded that the transaction is fair, from a financial point of view, to the Company and its shareholders. The Board considered the fairness opinion, strategic rationale, market opportunity, and regulatory considerations in unanimously approving the transaction.

Reasons for the Acquisition

As previously disclosed in a press release of the Company, on April 28, 2026, the Company entered into a non-binding letter of intent (“LOI”) with Metra Group Limited, a Cayman Islands exempted company (“Metra Group”), pursuant to which the Company proposed to acquire all equity interests of Metra Group, a company engaged in issuing verifiable physical gold backed digital coins and a unified gold coin supported financial, trading, payment, settlement and asset management ecosystem. Following the completion of its due diligence review and further commercial negations with Metra Group and Metra Group shareholders, the Company’s management decided not to proceed with the transaction contemplated by the LOI. Accordingly, the LOI expired on June 28, 2026. Instead, the Company decided to acquire GoldCoin, which is indirectly wholly owned by Metra Group and serves as one of Metra Group’s business divisions.

GoldCoin was incorporated in December 2025 and is developing the issuance and related infrastructure for Metra Gold (GOLDM), a tokenized digital representation of physical gold intended to function as a tradable and settlement-grade digital asset. Each GOLDM token is intended to represent one gram of fine gold and to be backed on a 1:1 basis by physical gold. GoldCoin’s stated reserve standard is gold meeting London Bullion Market Association Good Delivery requirements. GoldCoin’s business model contemplates token issuance and redemption, third-party custody of underlying gold, reserve verification, and blockchain-based transfer and settlement. Development, implementation and availability of GoldCoin’s products and services remain subject to applicable regulatory requirements, custody and reserve arrangements, technology development and market adoption.

The Board believes that the Acquisition may provide the Company with exposure to the growing tokenized real-world asset sector through the acquisition of GoldCoin’s gold-tokenization platform. The Acquisition is expected to complement the Company’s existing digital-asset strategy by combining the Company’s capital-markets and advisory experience with GoldCoin’s technology and product capabilities. The Company believes the Acquisition may provide the Company with opportunities relating to gold-backed digital assets, blockchain-based payments and settlement, and cross-border financial services. The Company also believes that the Acquisition may also diversify the Company’s business, expand its potential sources of revenue, and provide a scalable platform for future product development and commercial collaborations.

Lock-Up Agreement

Upon Closing, the Shareholder shall have entered into a lock-up agreement with the Company (the “Lock-up Agreement”), pursuant to which, among other things, the Shareholder will agree, with respect to the Ordinary Shares and any other securities convertible or exercisable into the Ordinary Shares beneficially owned by them, during the 180-day period following the Closing, (the “Lock-Up Period”) not to complete any Prohibited Transfer (as defined in the Lock-Up Agreement).

Closing Conditions

The completion of the Acquisition by each of the Company, GoldCoins and the Shareholder is subject to customary conditions, including but not limited to (i) approval of the shareholder of GoldCoins; (ii) the Company shall have remained continuously listed on the Nasdaq and shall not be subject to any pending suspension, delisting determination or unresolved Nasdaq deficiency that would reasonably be expected to result in the suspension, delisting or removal of the Ordinary Shares from Nasdaq; (iii) authorization for listing on the Nasdaq of the the Ordinary Shares to be issued in the Acquisition, subject to official notice of issuance, and (iv) the absence of any order, injunction, decree or other legal restraint preventing the completion of the Acquisition or making the completion of the Acquisition illegal. Each party’s obligation to complete the Acquisition is also subject to certain additional customary conditions, including, subject to certain exceptions, the accuracy of the representations and warranties of the other party and performance in all material respects by the other party of its obligations under the Acquisition Agreement. The Acquisition Agreement also contains representations, warranties, and indemnities of the Company, GoldCoins and the Shareholder that are customary for a transaction of this nature.

Important Statement Regarding the Acquisition Agreement

The foregoing description of the Acquisition Agreement and Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Acquisition Agreement and Lock-Up Agreement, which are attached hereto as Exhibit 10.1 and 10.2 and are incorporated herein by reference.

The representations, warranties and covenants of each party set forth in the Acquisition Agreement have been made only for the purposes of, and were and are solely for the benefit of the parties to, the Acquisition Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Acquisition Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations, and warranties (1) will not survive consummation of the Acquisition, and (2) were made only as of the date of the Acquisition Agreement or such other date as is specified in the Acquisition Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Acquisition Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Acquisition Agreement is included with this filing only to provide investors with information regarding the terms of the Acquisition Agreement, and not to provide investors and security holders with any factual information regarding the Company, GoldCoins, their subsidiaries or affiliates, or their respective businesses. Investors and security holders should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the Company, GoldCoins, their subsidiaries or affiliates, or their respective businesses.

Warrant Exercise

As previously disclosed, on October 8, 2025, the Company entered into a Securities Purchase Agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”), as defined in Regulation S under the Securities Act of 1933, as amended, pursuant to which the Company agreed to sell up to an aggregate of 9,000,000 units (the “Units”), each consisting of one Ordinary Share, and one warrant to purchase one Ordinary Share (the “Warrants”), with an initial exercise price of $4.89 per Ordinary Share, at a purchase price of $3.26 per Unit, for aggregate gross proceeds of approximately $29.34 million (the “Offering”). The Offering closed on October 8, 2025 upon the satisfaction of the closing conditions set forth in the SPA.

On June 26, 2026, the Purchasers exercised all outstanding Warrants. Immediately following such exercise, and as of the date of this report, the Company has 19,313,373 ordinary shares issued and outstanding.

Forward Looking Statements

Certain statements contained in this filing may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the transaction and the ability to consummate the merger. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any of them publicly in light of new information or future events. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors (1) conditions to the closing of the transaction may not be satisfied; (2) the transaction may involve unexpected costs, liabilities or delays; and (3) Company and Goldcoins may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of the Company are set forth in its filings with the SEC, including the Company’s most recently filed Annual Report on Form 20-F, sCurrent Reports on Form 6-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov, specifically under the heading “Risk Factors.” The risks and uncertainties described above and in the Company’s filings with the SEC are not exclusive. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Acquisition Agreement by and among the Company, GoldCoin and the Shareholder
10.2	Form of the Lock-Up Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 31, 2026	ATIF Holdings Limited

	By:	/s/ Dr. Kamran Khan
	Name:	Dr. Kamran Khan
	Title:	Chief Executive Officer

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